SECURITIES AND EXCHANGE COMMISSION


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
152
SECTION

Washington, D. C. 20549


03025559

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File No. 1-442

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

THE BOEING COMPANY
100 N. Riverside Plaza
Chicago, Illinois 60606-1596

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

INDEX

The Boeing Company Voluntary Investment Plan

Financial Statements for the Years Ended December 31, 2002 and 2001, Supplemental Schedule as of December 31, 2002, and Independent Auditors' Report

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 3300
925 Fourth Ave.
Seattle, Washington 98104-1126

Tel: (206) 716-7000
Fax: (206) 965-7000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Employee Benefit Plans Committee and Members
The Boeing Company
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of The Boeing Company Voluntary Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2003

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value:		
Interest in Master Trust	$15,857,611,481	$17,442,162,195
Loans to Members	488,895,859	529,577,108
Receivables:		
Employer contributions	26,650,610	17,202,747
NET ASSETS AVAILABLE FOR BENEFITS	$16,373,157,950	$17,988,942,050

See notes to financial statements.

4

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment income (loss):		
Loss from Master Trust	$ (1,957,926,895)	$ (3,269,138,820)
Income from loans	36,451,159	48,034,938
Contributions:		
Employer	409,385,461	406,302,450
Member	893,725,214	897,806,873
	1,303,110,675	1,304,109,323
Total additions	(618,365,061)	(1,916,994,559)
DEDUCTIONS:		
Benefits	1,058,136,821	1,022,287,541
	(1,676,501,882)	(2,939,282,100)
ASSETS TRANSFERRED FROM (TO) OTHER PLANS, net	60,717,782	(39,112,634)
NET DEDUCTIONS	(1,615,784,100)	(2,978,394,734)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	17,988,942,050	20,967,336,784
End of year	$16,373,157,950	$17,988,942,050

See notes to financial statements.

5

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following description of The Boeing Company Voluntary Investment Plan (the "VIP" or the "Plan") provides only general information. Eligible participants as defined by the Plan ("Members") should refer to the Plan document for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution savings plan designed to encourage and assist eligible employees to adopt a program of investment. An employee becomes eligible to participate the first day of employment.

The assets of the Plan are held in The Boeing Company Employee Savings Plans Master Trust (the "Master Trust"), formerly named The Boeing Company Voluntary Investment Plan and Employee Financial Security Plan Master Trust. State Street Bank and Trust Company ("SSBT") serves as trustee for the Master Trust.

Contributions—Members may elect to contribute, subject to statutory limitations, between 1% and 15% of their base compensation. The funds are valued daily. Members may elect to change contribution percentages to be effective the next pay period after the request is received or as soon as administratively possible. The allocation of both their contributions and employer matching contributions to the funds may be changed at any time and become effective on the day of the change or the next business day according to the stock market close of business. The Plan allows active employees to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both.

The Boeing Company (the "Company") makes an employer matching contribution to the Plan on behalf of eligible Members.

Under the terms of the Plan, the Company may make a matching contribution for eligible Members by applying a formula for 2002 to an eligible employee's labor group code and for 2001 to a group classification. For descriptions of the labor group codes and classifications, refer to the Plan document.

Members' Accounts—Each Member's account is credited with the Member's contribution and allocations of the Company's contribution, Plan earnings (loss), and charged with an allocation of certain administrative expenses. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Vesting—Member contributions, both pretax and after-tax, employer matching contributions, and earnings on those contributions are immediately vested.

Withdrawals—Members may elect to withdraw all or a portion of their employee pretax contribution account, after-tax contribution account, employer matching account, and rollover account at any time on or after the day the Member attains age 59-1/2. If a member is under age 59-1/2, withdrawals from pretax contribution accounts are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer matching contributions will be suspended for six months following the withdrawal.

6

In addition, a Member may elect to withdraw all or part of his or her employer matching account before the Member attains age 59-1/2, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer matching contributions will be suspended for six months following the withdrawal. Company contributions may be fully withdrawn upon termination of employment. Withdrawals of after-tax contributions and rollover contributions can be made at any time.

Loans—Members are permitted to borrow up to the lesser of $50,000 or 50% of the total value of their total vested account balance and may have two loans within the Company savings plans outstanding at any time. Loans may be additionally limited in accordance with Plan provisions. The interest rate on new loans is set every month equal to the prime rate published in the *Wall Street Journal* as of the last business day of the calendar month immediately preceding the date of the loan. The range of interest rates was 4.25% to 4.75% and 5.0% to 9.5% for the years ended December 31, 2002 and 2001, respectively.

Loan repayment is made through regular payroll deductions for a period of up to 60 months for general loans and over a longer period for loans used to finance the purchase of a principal residence. If a Member's employment terminates for any reason and the loan balances are not paid in full within 90 days of termination, the loan balances will be cancelled and become taxable income to the Member. Certain members may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Benefit Payments—On termination of service, a Member may elect to receive either a lump-sum amount equal to the value of the Member's vested interest in his or her account; monthly, quarterly, semiannual, or annual installments of a fixed dollar amount or for a specific number of years up to 10 years. A Member may elect to have his or her Boeing Stock Fund balance paid in shares and/or cash. Upon retirement a Member also has the option to elect an annuity contract.

Investment Options—Upon enrollment in the Plan, Members may direct their contributions and any employer matching contributions to any of the 11 Master Trust investment options, consisting of common/collective trusts, mutual funds, and Boeing common stock.

Termination—In the event of termination of the Plan, both Member and Company contributions, including any income earned, will be distributed to the Members, upon request.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments in the Master Trust are valued as follows:

a. Shares in mutual funds are valued at quoted market prices, which represent the net asset value as of the last trading day of the year.

7

b. Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer by dividing the quoted fair values of the total net assets at year end by the outstanding units.

c. Guaranteed investment contracts ("GICs") are valued at contract value.

d. Boeing common stock is valued at the closing price as of the last trading day of the year.

e. The Short Term Investment Fund is a common/collective trust fund, and assets in the fund are stated at amortized cost, which approximates fair value.

f. Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the Plan year or the purchase date in the current year and either the sales price or the end of year fair value.

Benefits—Benefits are recorded when paid.

Forfeitures—Prior to October 1, 1997, upon termination of service and payment of benefits, any portion of the balance in a Member's Company account which was not vested was forfeited and applied to reduce the amount of Company contributions otherwise payable to the same investment fund or funds in which the cancellation occurred. Forfeitures may also be used to pay Plan expenses. However, if the former Member is reemployed by the Company, the full amount of distribution received upon termination may be repaid to the Plan in one lump sum on or before the earlier of the end of the fifth anniversary of the reemployment date or the date the former Member completes five consecutive one-year breaks in service. The Company will then restore to the Member the nonvested portion previously forfeited. The amount forfeited and applied to reduce Company contributions was $574,610 and $890,830 in 2002 and 2001, respectively.

Expenses—Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level except for those expenses the Company is required by law or chooses to pay.

Reclassifications—Certain reclassifications were made to the prior year financial information to conform to the current year presentation.

3. GUARANTEED INVESTMENT CONTRACTS

At December 31, 2002, the Master Trust included the VIP Stable Value Fund, which held two GICs: one with ING Life Insurance and Annuity Company ("ILIAC," known as Aetna Life Insurance and Annuity Company until May 2002) and one with Aetna Life Insurance Company ("ALIC"). Seven GICs matured in 2002.

At December 31, 2001, the Master Trust included the VIP Stable Value Fund, which held nine GICs: one with Aetna Life Insurance and Annuity Company ("ALIAC"), one with ALIC, three with New York Life Insurance Company ("New York"), three with Metropolitan Life Insurance Company ("Metropolitan"), and one with John Hancock Life Insurance Company ("John Hancock"). On November 12, 2001, four additional contracts were transferred to the VIP Stable Value Fund when the assets of the Oak Ridge Voluntary Savings Plan transferred to the Master Trust.

8

Under the ILIAC contract, assets are owned by the VIP and invested in diversified bond portfolios managed by Aeltus Investment Management, Inc. ("Aeltus") and Pacific Investment Management Company ("PIMCO") held in custodial accounts at SSBT. The PIMCO account was established effective September 26, 2002. Prior to that date, Aeltus had managed the assets that were transferred to PIMCO. The assets underlying the ALIC contract are held in the general account of ALIC. This contract pays interest and a portion of principal monthly and will mature in 2004. The monthly payments from this contract are deposited in a cash account for the VIP Stable Value Fund at SSBT; when the cash account exceeds its maximum liquidity target, excess funds are reinvested in the ILIAC contract. The contracts with New York, John Hancock, and Metropolitan were all traditional GICs with the underlying assets invested in the insurance company general accounts.

The GICs are included in the Master Trust financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values, average yields, and crediting rates for the GICs at December 31, 2002, are as follows:

Contract	Fair Value	Average Yield	Crediting Rate
ILIAC 14604	$ 6,165,512,353	6.36 %	6.32 %
ALIC 5917	399,414,358	7.58	7.58

The fair values, average yields, and crediting rates for the GICs at December 31, 2001, were as follows:

Contract	Fair Value	Average Yield	Crediting Rate
ALIAC 14604	$4,948,891,572	6.520 %	6.100 %
ALIC 5917	608,622,012	7.550	7.550
John Hancock 15130	2,140,328	5.500	5.500
Metropolitan 25303	1,582,581	6.940	6.940
Metropolitan 25304	6,220,320	6.940	6.940
Metropolitan 25307	1,043,589	7.115	7.115
New York 30490003	2,449,463	6.300	6.300
New York 30491003	237,824	6.475	6.475
New York 30492003	864,773	6.300	6.300

4. MASTER TRUST

The Master Trust is composed of 11 funds. The assets are invested and managed jointly and then allocated between six plans. The allocation of net assets available for benefits is based on the respective number of units held by the plans' Members as of plan year end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the plans' Members as of that day's end.

At December 31, 2002 and 2001, the assets of the following plans were combined into the Master Trust:

- The Boeing Company Voluntary Investment Plan
- The Boeing Company Employee Financial Security Plan
- BAO Voluntary Savings Plan

9

- Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation
- Employee Retirement Income Plan of McDonnell Douglas Corporation – Defined Contribution Plan
- Employee Retirement Income Plan of McDonnell Douglas Corporation – Hourly Defined Contribution Plan

During the 2001 plan year, the following plans moved into the Master Trust: effective March 28, 2001, Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation; effective June 27, 2001, Employee Retirement Income Plan of McDonnell Douglas Corporation – Defined Contribution Plan and Employee Retirement Income Plan of McDonnell Douglas Corporation – Hourly Defined Contribution Plan; and effective November 13, 2001, BAO Voluntary Savings Plan.

The Plan's interest in the Master Trust was $15,857,611,481 and $17,442,162,195, representing 93% of the Master Trust's net assets at December 31, 2002 and 2001.

The following table presents the fair values of investments for the Master Trust at December 31:

	2002	**2001**
Investments at fair value:		
Common/collective trusts	$ 6,733,348,404	$ 7,887,664,287
Mutual funds	1,784,603,062	2,810,749,995
Boeing common stock	2,292,343,800	2,698,872,810
	10,810,295,266	13,397,287,092
Investments at contract value:		
Guaranteed investment contracts	6,163,974,816	5,375,458,740
Total Master Trust investments	$16,974,270,082	$18,772,745,832

Investment income (loss) for the Master Trust for the years ended December 31 is as follows:

	2002	**2001**
Appreciation (depreciation) of investments:		
Common/collective trusts	$(1,097,961,790)	$ (695,877,923)
Mutual funds	(1,044,972,755)	(1,389,347,409)
Boeing common stock	(377,063,758)	(1,757,640,234)
	(2,519,998,303)	(3,842,865,566)
Guaranteed investment contracts	2,654,407	2,865,540
Net depreciation of investments	(2,517,343,896)	(3,840,000,026)
Interest income	355,766,829	329,675,481
Dividend income	50,303,648	83,490,442
Total Master Trust investment loss	$(2,111,273,419)	$(3,426,834,103)

10

5. PLAN AMENDMENTS

Effective October 17, 2002, certain employees of FlightSafetyBoeing International, Inc., a subsidiary of the Company (since renamed Alteon Training L.L.C.), became eligible to participate in the VIP.

6. ASSETS TRANSFERRED FROM ANOTHER PLAN

Effective January 2, 2002, the assets of the Autometric, Incorporated 401(k) Savings and Investment Plan were transferred to the VIP. Fidelity Trust Company was terminated as trustee of the assets related to this plan and SSBT was named as the successor trustee. The market value of the assets transferred to SSBT totalled $31,106,689.

Effective January 2, 2002, the assets of the Jeppesen Sandersen Voluntary Investment Plan were transferred to the VIP. SSBT was the prior and successor trustee. The market value of the assets transferred totalled $8,859,799.

Effective August 1, 2002, the remaining assets of the Boeing Sunnyvale Voluntary Investment Plan were transferred to the VIP. Wells Fargo Bank was terminated as trustee of the assets related to this plan and SSBT was named as the successor trustee. The market value of the assets transferred to SSBT totalled $20,751,294.

Effective June 1, 2001, certain accounts and assets of the Boeing Sunnyvale Retirement Savings Plan were transferred to the VIP. This transfer applied to eligible employees under the VIP as of June 1, 2001, who had an account in the Boeing Sunnyvale Retirement Savings Plan. The market value of the assets transferred from Wells Fargo Bank to SSBT totalled $11,715,759.

Effective November 12, 2001, the assets of the Boeing – Oak Ridge Voluntary Savings Plan were transferred to the VIP. Universal Pensions, Inc. and Sterling Trust Company, Inc. were terminated as recordkeeper and custodian, respectively, and SSBT was named as the successor trustee. The market value of the assets transferred to SSBT totalled $11,423,375.

7. ASSETS TRANSFERRED TO ANOTHER PLAN

Effective January 17, 2001, pursuant to an asset purchase agreement between McDonnell Douglas Corporation and GKN Aerospace North American, Inc. ("GKN"), SSBT transferred assets to the GKN Group Retirement Savings Plan for Members who became GKN employees. The market values totalled $62,250,800.

8. SIGNIFICANT INVESTMENTS

At December 31, 2002 and 2001, the Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits.

9. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002, to Form 5500:

Net assets available for benefits per the financial statements	$16,373,157,950
Amounts allocated to withdrawing Members	(1,353,437)
Net assets available for benefits per the Form 5500	$16,371,804,513

11

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2002, to Form 5500:

Benefits paid to Members per the financial statements	$ 1,058,136,821
Amounts allocated to withdrawing Members at December 31, 2002	1,353,437
Amounts deemed distributions of Member loans as reflected in the Form 5500	(3,904,108)
Benefits paid to Members per Form 5500	$ 1,055,586,150

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

10. RELATED PARTY TRANSACTIONS

Certain Master Trust investments are managed by SSBT. SSBT is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The investment management fees for the Plan are paid at the Master Trust level.

11. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2000, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's administrator believes the Plan's tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan's financial statements.

12. SUBSEQUENT EVENTS

Effective January 1, 2003, certain eligible employees are able to increase their contribution percentage to a maximum of 20% of the base pay, pretax, and after-tax contributions combined.

Effective January 1, 2003, an employee stock ownership plan ("ESOP") component was added to this Plan for all non-represented Members and for represented Members whose unions negotiate to participate in the ESOP.

On April 4, 2003, the Boeing Satellite Systems Voluntary Savings Plan and the Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees merged into the Plan. At which time, participant accounts in the Plan were transferred to the VIP and the Plan assets were transferred to The Boeing Company Employee Savings Plans Master Trust.

* * * * * *

12

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Security Name	Description	Fair Value
Interest in Master Trust		$15,857,611,481
*Loans to Members	Interest 4.25% to 4.75%	488,895,859
Total		$16,346,507,340

*Party-in-interest

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN



Harry S. McGee III
Vice President
Financial Services and Chief Financial Officer
Shared Services Group

Date: 6/26/2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-73252, No. 33-31434, No. 33-43854, No. 333-03191, No. 333-32499, No. 333-32461, and No. 333-35324 of The Boeing Company on Form S-8 of our report dated June 26, 2003, appearing in the Annual Report on Form 11-K of The Boeing Company Voluntary Investment Plan for the year ended December 31, 2002.



DELOITTE & TOUCHE LLP

Seattle, Washington
June 26, 2003

EXHIBIT (99.1)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Boeing Company Voluntary Investment Plan (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Laurette T. Koellner, in my capacity as Executive Vice President, Office of the Chairman and Chief People and Administration Officer and as Chairman of the Employee Benefit Plans Committee of The Boeing Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Laurette T. Koellner
Executive Vice President,
Office of the Chairman and
Chief People and Administration Officer
Chairman of the Employee Benefit Plans Committee
The Boeing Company

Date: 27 June 2003

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT (99.2)

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The Boeing Company Voluntary Investment Plan (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Harry S. McGee, in my capacity as Vice President of Financial Services and Chief Financial Officer of the Shared Services Group of The Boeing Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Harry S. McGee
Vice President of Financial Services and
Chief Financial Officer
Shared Services Group
The Boeing Company

Date: 26 June 2003

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.